03011020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

T313

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-47808

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Russell Capital Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 591-2969
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2003
WASH. D.C. 207

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frank Russell Capital Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANDREA C. SANDSTROM
COMMISSION EXPIRES
NOTARY PUBLIC
8-9-06
STATE OF WASHINGTON

Name
Title: Treasurer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Frank Russell Capital Inc.

Statement of Financial Condition
As of December 31, 2002

Frank Russell Capital Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Frank Russell Capital Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Capital Inc. (the Company) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2003

Frank Russell Capital Inc.
Statement of Financial Condition
December 31, 2002

ASSETS	
Assets:	
Cash equivalents	$ 2,447,584
Accounts receivable	529,716
Other	3,300
Total assets	$ 2,980,600
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 53,981
Due to affiliates	431,595
Total liabilities	485,576
Stockholder's equity:	
Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding	5
Additional paid-in capital	1,249,995
Retained earnings	1,245,024
Total stockholder's equity	2,495,024
Total liabilities and stockholder's equity	$ 2,980,600

The accompanying notes are an integral part of the financial statement.

Frank Russell Capital Inc.
Notes to Financial Statement

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business
Frank Russell Capital Inc. (the Company) is a wholly owned subsidiary of Frank Russell Company (FRC). The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company is a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Security Dealers, Inc. and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company develops unique investment opportunities and other transaction-oriented financial services to large pools of capital on a global basis. The Company focuses on the creation of and strategies for third-party sponsored and internally managed alternative investment fund structures. Sponsored funds are created through a relationship with an external investment team that performs the majority of the investment evaluation and selection. Internally managed funds rely on the Company's personnel and the personnel of FRC to evaluate and select investments. In addition, the Company provides fund administration services to its sponsored and internally managed funds.

Cash equivalents
The Company considers money market funds to be cash equivalents.

Revenue recognition
Revenue is generated through fees earned for sponsoring, administering and/or managing investment funds and is recognized as earned based on the underlying nature of the management contracts with the funds.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As of December 31, 2002, there were no temporary differences resulting in deferred tax assets or liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related-Party Transactions

FRC pays substantially all direct expenses on behalf of the Company. Additionally, FRC allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses FRC monthly for these expenses. Amounts due and payable to FRC for these charges were $431,385 at December 31, 2002. Not necessarily all charges incurred by FRC on the Company's behalf are allocated to the Company.

The Company participates in two FRC defined contribution retirement plans (the Plans) covering eligible employees. The Plans allow for contributions to be made out of the Company's net operating profits in certain required amounts and at the discretion of the FRC Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plans' documents.

3. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,910,953, which was $1,878,581 in excess of its minimum net capital requirement of $32,372, and the ratio of aggregate indebtedness to net capital was 0.25 to 1.

The Company operates under the provisions of Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

4. Concentration of Risk

At December 31, 2002, 88% of the accounts receivable balance was due from two clients, each representing more than 10% of total accounts receivable.